SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC TRADED COMPANY

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), further to the Market Announcement of July 13, 2016, hereby informs its shareholders and the market in general, that a sugestion of a clearance certificate for the candidates to the Company's Board of Directors is available on the Eletrobras website (www.eletrobras.com/elb/age/) and also attached to this market announcement. This certificate is available for the candidates or by shareholders that indicate them, if they are not present in the 165th Extraordinary General Shareholders' Meeting, to be held on July 22, 2016.

Such a certificate or a similar document, together with the candidate's curriculum, must be submitted previously to the managers' election to be held on the 165th Extraordinary General Meeting, in order for the Company to be able to ensure that candidates meet the legal and statutory requirements for their election. In case of non-compliance with the requirement(s) provided for in the third paragraph of Section 147 of Law No. 6,404/1976, the candidate must forward to the 165th Extraordinary General Meeting's analysis the dismissal of that board.

We recommend reading items 7.3 (c) and 12.3 (c) of the Company's Reference Form (Formulário de Referência), which were amended in order to make the requirements provided in Section 147, Paragraph 3, item I of Law No 6,404/76 and Section 23, items I and III of Eletrobras' Bylaws more transparent.

The Company remains available, through its Investor Relations Department, for any clarifications that may be necessary.

Rio de Janeiro, July 18, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

CLEARENCE CERTIFICATE AND CONDITIONS FOR INVESTITURE

I, [NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of Identity Card [NUMBER], issued by [●], enrolled with the CPF/MF under [NUMBER], domiciled at [ADDRESS] for the investiture and exercise of the position of member of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") Board of Directors, for which I am a candidate in the 165th Extraordinary General Meeting to be held on July 22, 2016, DECLARE, pursuant to the provisions on Brazilian Corporate Law, as amended ("Brazilian Corporate Law"),  Law No. 13,303/2016 and other applicable laws, as well as to meet the regulatory requirements established by the Brazilian Securities Commission ("CVM") and the BM&FBovespa S.A. that::

[I AM/ I AM NOT ] subsumed as a politically exposed person, pursuant to CVM Instruction No. 301 of April 16, 1999, as amended, ;

[I AM/ I AM NOT] in a marital relationship, stable relationship,  [HAVE/HAVE NOT] consanguinity to the second degree with: (a) a Company's manager; (b) a managers of the companies controlled, directly or indirectly, by Eletrobras; and/or (c) Eletrobras' direct and indirect Eletrobras' controlling entities;

[I HAVE/ I HAVE NOT] suffered in the past five (5) years: (a) any final or unappealable criminal conviction; (b) any final and unappealable conviction in a CVM administrative proceeding, with the applicable sanctions; (c) any final judicial or administrative conviction, which has suspended or disqualified me for a professional or commercial activity;

[I DO/ I DO NOT ] hold a position in companies that are considered Eletrobras' competitors, especially on advisory boards, board of directors or tax boards;

[I HAVE/DO NOT HAVE] conflicting interests with Eletrobras;

[I AM/ I AM NOT] a member of more than 5 (five) boards, including Eletrobras' Board of Directors;

[I AM/ I AM NOT ] prevented by special law or convicted of bankruptcy crimes, prevarication, embezzlement or bribery, graft or crimes against the popular economy, against the national financial system, public faith or property, or criminal penalty that forbiddens me even temporarily, to have access to public positions, as provided for in paragraph 1 ofSection 147 of the Brazilian Corporate Law;

[I HAVE/ I HAVE NOT] been declared unable by the Brazilian Securities and Exchange Commission – CVM, under paragraph 2 of Section 147 of the Brazilian Corporate Law and paragraph 2 of Section 16 of the Eletrobras Bylaws;

 [I AM/ I AM NOT ] in good standing, pursuant to paragraph 3 of Section 147 of the Brazilian Corporate Law;

 [I AM/ I AM NOT ] prevented to be elected as a member of the Company's Board of Directors, pursuant to the Brazilian Corporate Law and Law No. 13,303/2016;

[I MEET/ DO NOT MEET] the requirements of Law No. 13,303/2016, especially the requirements on Section 17;

MARKET ANNOUNCEMENT

THAT I HAVE KNOWLEDGDE AND WILL MEET the provisions on the Company's Bylaws;

THAT I KNOW AND I WILL MEET the duties and responsabilities under the Brazilian Corporate Law, especially in Section 153 and following sections;

THAT I WILL EXERCISE the assignments granted by law and by Eletrobras' Bylaws in order to meet the Company's purposes and interests, satisfying therequirements of the public wefalre and corporate social purpose, according to Section 154 of the Brazilian Corporate Law; and

THAT I WILL NOT INTERVENE in any social transaction that I have a conflict of interest with the Company, as well as in resolutions taken by the others managers, making them aware of my restriction, and make sure to record in the minutes of the Board of Directors, or the Executive Officers's meeting, the nature and extension of my interest, pursuant to Section 156 of the Brazilian Corporate Law.

Rio de Janeiro, [●] July, 2016

_________________________________________

[●]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 18, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.